FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2012
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



M E D I A   R E L E A S E

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax+27 11 562-9838
www.goldfields.co.za

GOLD FIELDS TO RELEASE
Q3 2012 RESULTS ON 26 NOVEMBER 2012

Johannesburg, 6 November 2012. Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) will publish its results for the September 2012 quarter on the company's website - www.goldfields.co.za - at 08:00 am (SA time) on Monday, 26 November 2012. A telephone conference call has been scheduled at the times indicated below:

Johannesburg: 16:00 hours
For United Kingdom: 14:00 hours (GMT)
For North America: 09:00 hours, (Eastern time)

DIAL IN NUMBERS		
Country	**Toll Number**	**Toll-free Number**
South Africa	011 535-3600	0 800 200-648
USA	+1 412 858-4600	1 800 860-2442
Australia		1 800 350-100
United Kingdom		0 800 917-7042 0 808 162-4061
Canada		1 866 605 3852

Ask for Gold Fields call

A simultaneous audio webcast will be available on our website. The digital replay will be available one hour after the call. Playback details are as follows:

Playback code: 2541#
(Available for seven days)
South Africa & Other: +27 11 305 2030
USA: +1 412 317 0088
United Kingdom: 0808 234 6771
Australia: 1 800 091 250

ends

Investor Enquiries

Willie Jacobsz
Tel   +27 11 562 9775
Mobile   +27 82 971 9238 (SA)
Mobile   +1 857 241 7127 (USA)
email   Willie.Jacobsz@
         goldfields.co.za

Remmy Kawala
Tel   +27 11 562 9844
Mobile   +27 82 312 8692
email   Remmy.Kawala@
         goldfields.co.za

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
         goldfields.co.za

Notes to editors

About Gold Fields
Gold Fields is one of the world's largest unhedged producers of gold with attributable annualised production of 3.5 million gold equivalent ounces from eight operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 18 to 24 months. Gold Fields has total attributable gold equivalent Mineral Reserves of 80.6 million ounces and Mineral Resources of 217 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX).
Sponsor: J.P. Morgan Equities Limited

Directors: M A Ramphele (Chair), N J Holland[†**] (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah[#], C A Carolus, R Dañino*, A RHill[ƒ], D L Lazaro^, R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea[†], G M Wilson
[†]British, [ƒ]Canadian, [#]Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 6 November 2012

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs